Exhibit 21.1

SUBSIDIARIES OF EXA CORPORATION

NAME OF ORGANIZATION	JURISDICTION
Exa GmbH	Germany
EUROXA S.a.r.l.	France
Exa Italy S.r.l.	Italy
Exa Japan Inc.	Japan
Exa UK Limited	United Kingdom
Exa Korea, Inc.	Korea
Exa (Shanghai) Simulation Software Technology, Co., Ltd.	China
Exa International, Inc.	Delaware